UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL

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SEC FILE NUMBER

8-69648

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __16 Points LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__10101 Cond Royal Palm__

(No. and Street)

__Vega Alta__   __PR__   __00692__

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Mark Overley__   __917-345-4991__   __moverley@16-points.com__

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__YSL & Associates LLC__

(Name – if individual, state last, first, and middle name)

__11 Broadway, Suite 700__ __New York__   __NY__   __10004__

(Address)   (City)   (State)   (Zip Code)

__06/06/2006__   __2699__

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mark Overley_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 16 Points LLC_____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Mark Overley_____

Title:
General Securities Principal_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

16 Points LLC

Financial Statement
December 31, 2025

16 Points LLC

FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
16 Points LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 16 Points LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as 16 Points LLC's auditor since 2016.

New York, NY

March 25, 2026

16 Points LLC

Statement of Financial Condition
December 31, 2025

___

Assets

Cash	$	105,858
Fees receivable		996,029
Prepaid expenses		15,789
Total assets	$	1,117,676

Liabilities and Member's Equity

Referral payable	$	150,967
Due to parent		12,382
Accounts payable and accrued expenses		2,315
Total liabilities		165,664
Member's equity		952,012
Total liabilities and member's equity	$	1,117,676

The accompanying notes are an integral part of the financial statement.

16 Points LLC

Notes to Financial Statement
For the Year Ended December 31, 2025

---

1.   **Nature of Operations**

16 Points LLC, (the "Company"), a New York limited liability company, is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company makes referrals to investment managers and companies raising capital through private placements of securities, or other broker dealers and firms with a similar business.

The Company is wholly-owned by 16 Points Holdings LLC.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The revenue recognition guidance under Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers,* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Referral fees consist of fees earned for the successful referral of investors to the companies that are raising funds and fees representing a share of ongoing management fees and performance fees.

Referral fees related to the share of management fees are recognized over time based on the placement arrangements in which the assets were invested with the funds. The recognition of these fees aligns with the performance obligations that are simultaneously fulfilled by the Company and consumed by the funds. Fees related to investment placement referrals are generally recognized at a point in time, usually on the closing date of the transaction, when the Company's performance obligations under the arrangement are fully satisfied.

---

2.   **Summary of Significant Accounting Policies (continued)**

 Revenue Recognition (continued)

For the year ended December 31, 2025, $9,678 of revenue was recognized at point in time and $1,668,560 was recognized over time.

Fee receivable and contract balances
Fee receivable is comprised of receivables for fees and at times expense reimbursements. The Company evaluates the collectability of its fees receivable and determines if an allowance for uncollectible fees is necessary based on historical payment information or known client financial concerns.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a client. Contract liabilities arise when clients remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract.

The beginning and ending balance of fees receivable, contract assets and contract liabilities are presented below:

	Fees Receivable	Contract Assets	Contract Liabilities
Balance, January 1, 2025	$ 304,369	$ -	$ -
Balance, December 31, 2025	$ 996,029	$ -	$ -

Significant Judgement
Revenue from contracts with clients includes referral fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate revenue prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Credit Losses
The guidance under ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

16 Points LLC

Notes to Financial Statement
For the Year Ended December 31, 2025

2. **Summary of Significant Accounting Policies (continued)**

Credit Losses (continued)

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses.

The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2025.

Income Taxes
The Company is a single member limited liability company for income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company is not required to file a separate Federal tax return.

The Company is required to file the LLC information return in Puerto Rico. The Company is also liable for local municipal tax. During 2025, the Company reversed a $40,000 Puerto Rico income tax accrual recorded in 2024 after determining that the Company is treated as a pass-through entity for Puerto Rico tax purposes.

As of December 31, 2025, management has determined that the Company has no uncertain tax positions which would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Segment Reporting
The Company is engaged in a single line of business, making referrals to investment managers and companies raising capital through private placements of securities, or other broker dealers and firms with a similar business. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net income and net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, retaining profits in the Company or making distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The Statement of Operations presents the revenue and expenses for the year ended December 31, 2025. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 90% of its total revenues from two external customers in 2025.

16 Points LLC

Notes to Financial Statement
For the Year Ended December 31, 2025

_____

3.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $91,161 which exceeded its minimum required net capital of $5.000 by $80,117.

4.   **Compliance with Rule 15c3-3**

The Company does not handle cash or securities on behalf of customers. Therefore, it is not affected by SEC Rule 15c3-3.

5.   **Related Party Transactions**

The Company maintains an Expense Sharing Agreement with its Parent. The Parent provides office space, accounting, administrative and other services to the Company. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate its Parent for any or all shared costs paid on its behalf. These costs have not been recorded on the books of the Company.

During the year, the Parent Company paid professional fees of approximately $17,000 on behalf of the Company. The Company paid professional fees of approximately $5,000 on behalf of the Parent.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

The General Securities Principal of the Company owns 80% of the Parent Company.

6.   **Concentrations**

Approximately 78% of the total revenues for the year ended December 31, 2025, were earned from one client.

Four clients accounted for approximately 93% of the accounts receivable balance at December 31, 2025.

All of the Company's cash is maintained in a single financial institution. The Company does not consider itself to be at risk with respect to this concentration as of December 31, 2025.

16 Points LLC

Notes to Financial Statement
For the Year Ended December 31, 2025

_____

7.   **Subsequent Events**

The Company has evaluated events or transactions that may have occurred subsequent to December 31, 2025 and through the date the financial statement was issued and determined that there are no material events that would require disclosure in the Company's financial statement.